Exhibit (a)(5)(ix)

KINETIC CONCEPTS, INC. COMPLETES ACQUISITION

OF LIFECELL CORPORATION

Subsequent offering period expires; short-form merger consummated

San Antonio, TX – May 27, 2008 – Kinetic Concepts, Inc. (NYSE: KCI) announced today that it has completed its acquisition of LifeCell Corporation pursuant to the merger of Leopard Acquisition Sub, Inc., a wholly-owned subsidiary of KCI, with and into LifeCell. LifeCell, as the surviving corporation in the merger, is now a direct, wholly-owned subsidiary of KCI. KCI previously announced that it had acquired control of LifeCell pursuant to its cash tender offer for all of the outstanding shares of LifeCell common stock.

The subsequent offering period for the tender offer expired at 5:00 p.m. New York City time on Friday, May 23, 2008. The depositary for the tender offer advised KCI that, as of the expiration of the subsequent offering period, approximately 31.1 million shares of LifeCell common stock have been tendered (including the approximately 25.05 million shares that were validly tendered during the initial offering period for the tender offer), representing approximately 90.75% of the outstanding shares of LifeCell common stock. All shares that were validly tendered during the subsequent offering period have been accepted for purchase, and KCI paid for all such shares on May 27, 2008.

Following the expiration of the subsequent offering period, on May 27, 2008, KCI effected a merger to complete the acquisition of LifeCell without a vote or meeting of LifeCell stockholders pursuant to the short-form merger procedure available under Delaware law. In the merger, each of the remaining shares of LifeCell common stock (other than shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by KCI or any of its subsidiaries) were converted into the right to receive the same $51.00 in cash per share, without interest, that was paid in the tender offer and the subsequent offering period. As a result of the merger, LifeCell common stock will cease to be traded on the NASDAQ Global Select Market.

Headquartered in Branchburg, New Jersey, LifeCell develops and markets tissue-based products for use in reconstructive, orthopedic and urogynecologic surgical procedures to repair soft tissue defects. LifeCell’s core technology produces a regenerative tissue matrix that creates an ideal biological framework for organizing the same tissue regeneration process that the body undergoes to repair worn or damaged tissue.

About Kinetic Concepts, Inc.

KCI is a global medical technology company with leadership positions in advanced wound care and therapeutic support systems. We design, manufacture, market and service a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. Our advanced wound care systems incorporate our proprietary Vacuum Assisted Closure(R), or V.A.C.(R) Therapy technology, which has been demonstrated clinically to promote wound healing through unique mechanisms of action and can help reduce the cost of treating patients with serious wounds. Our therapeutic support systems, including specialty hospital beds, mattress replacement systems and overlays, are designed to address pulmonary complications associated with immobility, to reduce skin breakdown and assist caregivers in the safe and dignified handling of obese patients. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, extended care organizations and patients’ homes, in 19 countries in the United States and abroad. For more information, visit our web site at www.kci1.com.

CONTACT:

Kinetic Concepts, Inc.

Media Relations:

Kristie Madara, 210-255-6232

kristie.madara@kci1.com

or

Investor Relations:

Rich Cockrell, 210-255-6331

rich.cockrell@kci1.com

SOURCE:

Kinetic Concepts, Inc.

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